ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-188628
March 10, 2015

TC PipeLines, LP
Pricing Term Sheet
$350,000,000 4.375% Senior Notes due 2025

Issuer:	TC PipeLines, LP

Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	March 10, 2015

Settlement Date:	March 13, 2015 (T+3)

Maturity Date:	March 13, 2025

Principal Amount:	$350,000,000

Benchmark Treasury:	2.00% due February 15, 2025

Benchmark Treasury Yield:	2.128%

Spread to Benchmark Treasury:	+230 bps

Yield to Maturity:	4.428%

Coupon:	4.375%

Public Offering Price:	99.576%

Optional Redemption:

The notes will be redeemable by us, in whole or in part, at any time prior to December 13, 2024 at a redemption price equal to the greater of (1) 100% of the principal amount of the notes then outstanding to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a rate equal to the sum of 35 basis points plus the Adjusted Treasury Rate on the third business day prior to the redemption date, plus, in each case, unpaid interest accrued to the date of redemption.  If we elect

*  Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

to redeem the notes at any time on or after December 13, 2024, the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus unpaid interest accrued to the date of redemption.

Special Optional Redemption:

If the Acquisition (as defined in the prospectus supplement) is not closed on or before May 29, 2015, or the purchase agreement related to the Acquisition is terminated on or before such date, we will have the option to redeem all, but not less than all, of the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, to, but excluding, the date of redemption.

Interest Payment Dates:	March 13 and September 13, commencing September 13, 2015

CUSIP / ISIN:	87233Q AB4 / US87233QAB41

Joint Book-Running Managers:	SunTrust Robinson Humphrey, Inc. RBS Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or RBS Securities Inc. toll-free at 866-884-2071.